SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)
Airvana, Inc.

(Name of Issuer)
Common Stock, $0.001 per share

(Title of Class of Securities)
00950V101

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VII, L.P. (04-3555553)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[1]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-5,059,609- [2]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-5,059,609-[2]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-5,059,609-[2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-8.04%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1     This Schedule 13G is filed by Matrix Partners VII, L.P. (“Matrix VII”); Matrix VII Management Co., L.L.C. (“Matrix VII MC”), the general partner of Matrix VII; Matrix Partners VI, L.P. (“Matrix VI”); Matrix VI Parallel Partnership-A, L.P. (“Parallel A”); Matrix VI Parallel Partnership-B, L.P. (“Parallel B”, and collectively, “Matrix VI Entities”); Matrix VI Management Co., L.L.C. (“Matrix VI MC”), the General Partner of each of the Matrix VI Entities and Paul J. Ferri (“Ferri”), a managing member of each of Matrix VII MC and Matrix VI MC (all of the foregoing, collectively with Matrix VI and Parallel A, the “Reporting Persons•). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2      Represents 5,059,609 shares held by Matrix VII. Matrix VII MC is the general partner of Matrix VII, and Ferri is a managing member of Matrix VII MC. Ferri has sole voting and dispositive power with respect to the Matrix VII shares. The Reporting Persons disclaim beneficial ownership of the Matrix VII shares, except to the extent of their respective pecuniary interests therein.
3      This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 2 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VII Management Co., L.L.C. (04-3555044)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[4]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-5,059,609-[5]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-5,059,609-[5]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-5,059,609-[5]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-8.04%-[6]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
4      This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
5      Represents 5,059,609 shares held by Matrix VII. Matrix VII MC is the general partner of Matrix VII, and Ferri is a managing member of Matrix VII MC. Ferri has sole voting and dispositive power with respect to the Matrix VII shares. The Reporting Persons disclaim beneficial ownership of the Matrix VII shares, except to the extent of their respective pecuniary interests therein.
6      This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 3 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VI, L.P. (04-3496468)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[7]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-7,100,218-[8]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-7,100,218-[8]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-7,100,218-[8]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-11.29%-[9]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7     This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
8     Represents 7,100,218 shares held by Matrix VI. Matrix VI MC is the general partner of Matrix VI, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Matrix VI shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI shares, except to the extent of their respective pecuniary interests therein.
9     This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 4 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-A, L.P.(04-3510156)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[10]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-2,368,728-[11]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-2,368,728-[11]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-2,368,728-[11]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-3.77%- [12]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
10     This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
11     Represents 2,368,728 shares held by Parallel A. Matrix VI MC is the general partner of Parallel A, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Parallel A shares. The Reporting Persons disclaim beneficial ownership of the Parallel A shares, except to the extent of their respective pecuniary interests therein.
12     This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 5 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-B, L.P. (04-3510157)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[13]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-793,814-[14]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-793,814-[14]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-793,814-[14]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-1.26%[15]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
13     This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
14     Represents 793,814 shares held by Parallel B. Matrix VI MC is the general partner of Parallel B, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Parallel B shares. The Reporting Persons disclaim beneficial ownership of the Parallel B shares, except to the extent of their respective pecuniary interests therein.
15     This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 6 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Management Co., L.L.C. (04-3496466)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[16]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-10,262,760-[17]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-10,262,760-[17]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-10,262,760-[17]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-16.31%-[18]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
16     This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
17     Includes 7,100,218 shares held by Matrix VI, 2,368,728 shares held by Parallel A, and 793,814 shares held by Parallel B. Matrix VI MC is the general partner of each of the Matrix VI Entities, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Matrix VI Entities shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI Entities shares, except to the extent of their respective pecuniary interests therein.
18     This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 7 of 13 pages

CUSIP No.	00950V 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Paul J. Ferri

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[19]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		-15,363,871-[20]

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-15,363,871-[20]

WITH:	8.	SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-15,363,871-[20]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-24.42%[21]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
19     This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
20     Represents 7,100,218 shares held by Matrix VI; 2,368,728 shares held by Parallel A; 793,814 shares held by Parallel B; and 5,059,609 shared held by Matrix VII and the following holdings of Ferri: 1,650 shares of common stock (“Ferri Shares”) and options to purchase 39,852 shares of common stock (exercisable on or within 60 days of the Date of Event of this Schedule 13G filing) (“Ferri Options”). Matrix VI MC is the general partner of each of the Matrix VI Entities, and Ferri is a managing member of Matrix VI MC. Matrix VII MC is the general partner of Matrix VII, and Ferri is a managing member of Matrix VII MC. Ferri has sole voting and dispositive power with respect to the Matrix VI Entities shares and the Matrix VII shares, the Ferri Shares and the Ferri Options. The Reporting Persons disclaims beneficial ownership of the Matrix VI Entities shares and the Matrix VII shares, except to the extent of their pecuniary interests there in.
21     This percentage is calculated based upon 62,909,609 shares of the Issuer’s common stock outstanding as of December 31, 2009.

Page 8 of 13 pages

CUSIP No. 00950V 10 1

Item 1(a)	Name of Issuer:

Airvana, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 19 Alpha Road Chelmsford, MA 01824

Item 2(a)	Name of Person Filing:

The reporting persons are:

Matrix Partners VII, L.P. (“Matrix VII”)
Matrix VII Management Co., L.L.C. (“Matrix VII MC”)
Matrix Partners VI, L.P. (“Matrix VI”)
Matrix VI Parallel Partnership-A, L.P. (“Parallel A”)
Matrix VI Parallel Partnership-B, L.P. (“Parallel B”)
Matrix VI Management Co., L.L.C. (“Matrix VI MC”)
Paul J. Ferri (“Ferri”)

Item 2(b)	Address of Principal Business Office or, if None, Residence: The address of each of the reporting persons is: c/o Matrix Partners 1000 Winter Street, Suite 4500 Waltham, MA 02451

Item 2(c)	Citizenship:

	Matrix VII	Delaware limited partnership
	Matrix VII MC	Delaware limited liability company
	Matrix VI	Delaware limited partnership
	Parallel A	Delaware limited partnership
	Parallel B	Delaware limited partnership
	Matrix VI MC	Delaware limited liability company
	Ferri	US citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Airvana, Inc.

Item 2(e)	CUSIP Number:

00950V 10 1

Item 3	Description of Person Filing:

Not applicable.

Page 9 of 13 pages

CUSIP No. 00950V 10 1
Item 4                 Ownership:
(a)	Amount Beneficially Owned:

As of December 31, 2009: (i) Matrix VII was the record holder of 5,059,609 shares of Common Stock (the “Matrix VII Shares”); (ii) Matrix VII MC was the record holder of 0 shares of Common Stock (the “Matrix VII MC Shares”); (iii) Matrix VI was the record holder of 7,100,218 shares of Common Stock (the “Matrix VI Shares”); (iv) Parallel A was the record holder of 2,368,728 shares of Common Stock (the “Parallel A Shares”); (v) Parallel B was the record holder of 793,814 shares of Common Stock (the “Parallel B Shares”); (vi) Matrix VI MC was the record holder of 0 shares of Common Stock (the “Matrix VI MC Shares”); and (vii) Ferri was the record holder of 1,650 shares of Common Stock and the holder of options to purchase 39,852 shares of Common Stock which are exercisable on or within 60 days of the Date of Event of this Schedule 13G filing.

Matrix VII MC, as the general partner of Matrix VII, has sole voting and dispositive power of the Matrix VII Shares.

Matrix VI MC, as the general partner of Matrix VI, Parallel A and Parallel B, has sole voting and dispositive power of the Matrix VI, Parallel A and Parallel B Shares.

Ferri, as a managing member of Matrix VII MC and Matrix VI MC, has sole voting and dispositive power of the Matrix VII Shares, and the Matrix VI Shares, Parallel A Shares and Parallel B Shares; respectively. Ferri has sole power to vote and/or dispose of the Ferri Shares and the Ferri Options.

(b)	Percent of Class:

Matrix VII	8.04%
Matrix VII MC	8.04%
Matrix VI	11.29%
Parallel A	3.77%
Parallel B	1.26%
Matrix VI MC	16.31%
Ferri	24.42%
(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Matrix VII	5,059,609	0	5,059,609	0
Matrix VII MC	5,059,609	0	5,059,609	0
Matrix VI	7,100,218	0	7,100,218	0
Parallel A	2,368,728	0	2,368,728	0
Parallel B	793,814	0	793,814	0
Matrix VI MC	10,262,760	0	10,262,760	0
Ferri	15,363,871	0	15,363,871	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Page 10 of 13 pages

CUSIP No.  00950V 10 1
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 11 of 13 pages

CUSIP No.  00950V 10 1
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 9, 2010.

MATRIX PARTNERS VII, L.P.
By:	Matrix VII Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VII MANAGEMENT CO., L.L.C.
By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX PARTNERS VI, LP
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI PARALLEL PARTNERSHIP-A, L.P.
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI PARALLEL PARTNERSHIP-B, L.P.
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI MANAGEMENT CO., L.L.C.
By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

/s/ Paul J. Ferri
Paul J. Ferri

Page 12 of 13 pages

CUSIP No.   00950V 10 1
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Airvana, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 9th day of February, 2010.

MATRIX PARTNERS VII, L.P.
By:	Matrix VII Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VII MANAGEMENT CO., L.L.C.
By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX PARTNERS VI, LP
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI PARALLEL PARTNERSHIP-A, L.P.
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI PARALLEL PARTNERSHIP-B, L.P.
By:	Matrix VI Management Co., L.L.C., Its General Partner

By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

MATRIX VI MANAGEMENT CO., L.L.C.
By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

/s/ Paul J. Ferri
Paul J. Ferri
Page 13 of 13 pages